SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

Calamos Asset Management, Inc.

(Name of Subject Company)

Calamos Asset Management, Inc.

(Names of Persons Filing Statement)

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

12811R104

(CUSIP Number of Class of Securities)

J. Christopher Jackson

Sr. Vice President & General Counsel

Calamos Asset Management, Inc.

2020 Calamos Court

Naperville, Illinois 60563

(630) 245-7200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With a copy to:

Thomas P. Desmond

John T. Blatchford

Vedder Price P.C.

222 North LaSalle Street

Chicago, IL 60601

(312) 609-7500

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

December 19, 2016

FIRM FOUNDER JOHN CALAMOS AND CEO JOHN KOUDOUNIS TO ACQUIRE

CALAMOS ASSET MANAGEMENT, INC.

Acquisition Subject to Execution of Definitive Documentation

Naperville, IL, December 19, 2016 — Calamos Asset Management, Inc. (NASDAQ: CLMS) (“CAM”) announced today that it has reached an agreement in principle to be acquired by an entity (the “Acquirer”) formed by Mr. John Calamos and Mr. John Koudounis. Mr. Calamos is the founder of Calamos Investments LLC, the operating company of CAM, and CAM’s Chairman. Mr. Koudounis is the Chief Executive Officer of CAM. Pursuant to the agreement in principle, the Acquirer will commence a tender offer to acquire all of the outstanding shares of Class A common stock of CAM not owned by the Acquirer for $8.25 per share in cash. Promptly after the closing of the tender offer, any shares not tendered in the tender offer (other than shares owned by Acquirer, and shares for which appraisal is properly sought under applicable law) will be acquired in a second-step merger at the same cash price as paid in the tender offer. The agreement in principle is subject to the final negotiation and execution of a mutually satisfactory definitive merger agreement, but is not contingent on the Acquirer obtaining financing.

CAM’s Board of Directors formed an independent Special Committee after Mr. Calamos and Mr. Koudounis expressed an interest in a possible transaction in October. The Special Committee reviewed the acquisition proposal, and considered various options available to CAM, including remaining a public company. The Special Committee concluded unanimously that the proposed transaction, subject to negotiation of a mutually satisfactory definitive merger agreement, would be fair and in the best interests of the Company’s public shareholders, and has approved the agreement in principle.

Commenting on the proposed acquisition, Mr. Calamos said:    “As investors at Calamos, we have always taken the long view. I believe a fully private ownership structure will enable John Koudounis to focus on managing our business to his vision for our firm’s long-term growth.”

Mr. Koudounis added: “Upon arriving at Calamos, I directed an extensive analysis of our corporate structure. Being a fully private company—consistent with 95% of asset managers today—will allow us to manage the business with the same long-term view that we apply to our investment approach. By eliminating the distraction of the market’s increased focus on short-term metrics, we can be singularly dedicated to improving our key performance areas.”

As of September 30, 2016, CAM owned 22.2% of Calamos Investments, with the remaining 77.8% being privately owned by Calamos Partners LLC. Mr. Calamos, other Calamos family members and Mr. Koudounis, directly and indirectly own 100% of Calamos Partners. Calamos Partners also owns all of CAM’s outstanding Class B common stock, which represents 97.4% of the combined voting power of all classes of CAM’s voting stock.

Forward Looking Statements

Any statements made in this communication that are not statements of historical fact, including statements about the expected timetable for completing the transaction and the potential effects of the acquisition, are forward-looking statements that are based on management’s beliefs, certain assumptions and current expectations and should be evaluated as such. These statements may be identified by their use of forward-looking terminology such as the words “expects,” “projects,” “anticipates,” “intends” and other similar words. Forward-looking statements include statements that may relate to CAM’s or the Acquirer’s plans, objectives, strategies, goals, future events, future revenues or performance, and other information that is not historical information. Such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, the ability of the parties to finally negotiate and execute a mutually satisfactory definitive merger agreement; the satisfaction of the conditions to the tender offer and the merger that will be contained in the definitive merger agreement; the absence of certain material adverse changes in the business of CAM; and general economic, business and market conditions. For a more complete discussion of certain of the risks and uncertainties with respect to the business of CAM, see the discussion of risks and uncertainties in CAM’s annual report on Form 10-K for the fiscal year ended December 31, 2015, other reports CAM files under the Securities and Exchange Commission (the “SEC”), as well as the tender offer documents to be filed by the Acquirer and by CAM. The forward-looking statements contained in this press release are made as of the date that the press release is issued, and CAM undertakes no obligation to update any forward-looking statements, whether as a result of future events, new information or otherwise, except as required by law. All forward-looking statements in this document are qualified in their entirety by this cautionary statement.

Important Additional Information and Where to Find It

Following the final negotiation and execution of a mutually satisfactory definitive merger agreement, it is anticipated that the Acquirer will commence a tender offer for all of the outstanding shares of CAM. The tender offer has not yet commenced, and is subject to the final negotiation and execution of the definitive merger agreement. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of CAM, nor is it a substitute for the tender offer materials that the Acquirer will file with the SEC upon commencement of the tender offer. At the time that the tender offer is commenced, the Acquirer will file tender offer materials on Schedule TO with the SEC, and CAM will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY CAM’S STOCKHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Both the tender offer statement and the solicitation/recommendation statement will be made available to CAM’s stockholders free of charge. A free copy of the tender offer statement and the solicitation/recommendation statement will also be made available to all stockholders of CAM by contacting CAM at IR@calamos.com or by phone at +1.630.245.7200, or by visiting CAM’s website (www.calamos.com). In addition, the tender offer statement and the solicitation/recommendation statement (and all other documents filed with the SEC) will be available at no charge on the SEC’s website (www.sec.gov) upon filing with the SEC. CAM’S STOCKHOLDERS ARE ADVISED TO READ THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT, IF AND WHEN THEY BECOME AVAILABLE, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER, IF IT IS COMMENCED, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE TRANSACTION.

Media Contact:

Jeff Kelley, SVP, Head of Marketing,

+1.630.577.9687, IR@calamos.com

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